Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, March 7, 2022

Mr.

Joaquin Cortez Huerta

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:        Communicates MATERIAL FACT

Dear Sir:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

●	Reference is made to the material fact dated February 18, 2022, regarding that certain proposal for an amendment and restatement of the Super-Priority Debtor-In-Possession Term Loan Agreement (such agreement, the “Existing DIP Credit Agreement”, and the proposal for the amendment and restatement thereof, the “Proposed Amended and Restated DIP Credit Agreement”) filed for the approval of the Bankruptcy Court of the Southern District of New York (the “Court”) on February 17, 2022.

●	LATAM and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) have agreed to certain additional modifications (the “Additional Amendments”) to the Proposed Amended and Restated DIP Credit Agreement with the prospective lenders thereunder.

●	LATAM’s Directors Committee, at a meeting held on March 6, 2022, reviewed such Additional Amendments and recommended the Board of Directors to approve them. At a meeting held on March 6, 2022, the Board of Directors of the Company, by unanimous vote of the independent directors, resolved to approve the Additional Amendments, subject to the Court’s approval. Accordingly, a revised draft of the Proposed Amended and Restated DIP Credit Agreement (including the Additional Amendments) was submitted to the Court for its approval on March 7, 2022.

●	The terms of the Proposed Amended and Restated DIP Credit Agreement (as further modified by the Additional Amendments) maintain, in essence, the structure of the Proposed Amended and Restated DIP Credit Agreement filed before the Court on February 17, 2022. The main changes relate to the following:

o	Interest and Fees:

●	Interest:
●	The interest rate on Tranche A loans whose interest is payable in cash at the end of each interest period is increased from LIBO plus 9.50% per annum to LIBO plus 9.75% per annum for eurodollar loans and from the base rate plus 8.50% to the base rate plus 8.75% for borrowings made with reference to the alternate base rate.

●	The interest rate on Tranche A loans whose interest is capitalized on a quarterly basis for payment on the maturity date is increased from LIBO plus 9.50% per annum to LIBO plus 11.00% per annum for eurodollar loans and from the base rate plus 8.50% to the base rate plus 10.00% for borrowings made with reference to the alternate base rate.

●	The interest rate on Tranche C loans is increased from LIBO plus 12% per annum to LIBO plus 15% per annum.

●	Fees
●	The Debtors shall pay an additional fee equal to 1.00% of the drawn and undrawn commitments of each (i) Tranche A Lender, (ii) Tranche B Lender, and (iii) each Tranche C Lender that, according to the Proposed Amended and Restated DIP Credit Agreement, qualifies as an Apollo or Oaktree lender (the “Back-end Fees”), which Back-End Fees shall be earned in full on the closing date of the Proposed Amended and Restated DIP Credit Agreement.

o	Additional Terms:

●	It shall be a condition to funding that the Court have entered into the disclosure statement order and the backstop approval order.

LATAM is awaiting the Court’s decision in response to the Proposed Amended and Restated DIP Credit Agreement.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.

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